Wolters Kluver

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer 2005 Annual Report publication
www.wolterskluwer.com refreshed and rebranded

Amsterdam (March 27, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, issued today its 2005 Annual Report both in print and online. The publication of the 2005 Annual Report also marks the official launch of the renewed corporate website, www.wolterskluwer.com supporting the new global identity of Wolters Kluwer and its strong brands under one 'umbrella' brand.

The 2005 Annual Report www.wolterskluwer.com/2005annualreport and the renewed company website www.wolterskluwer.com represent the new look and feel of Wolters Kluwer and the integration of Wolters Kluwer business units and their common culture of high quality content in context. The new site reflects the diversity of customers, products, services, tools and employees; and showcases Wolters Kluwer's innovative solutions.

The Company's strategy focuses on strengthening and transforming Wolters Kluwer in order to deliver sustainable growth and long-term shareholder value. Nancy McKinstry, CEO and Chairman of the Executive Board, commented in the Chairman's Message, "As we begin 2006 and enter the third and final year of our plan, we are a stronger company. We have better market positions and product portfolios, more disciplined and streamlined operations, and greater capabilities at all levels of the organization. Our strong market positions and superior brands provide the foundation for further growth and increased scale efficiencies as we continue the transformation of Wolters Kluwer. Our vision is to always be *The Professional's First Choice.*"

Renewed Corporate Website

Regular visitors of www.wolterskluwer.com will see a distinct difference, as the corporate website has been renewed to reflect Wolters Kluwer's operational focus and new house style. The site now has a stronger focus on providing customer-oriented information.

Strong international collaboration between leading design, usability and development companies has resulted in a fully refreshed look, feel and functionality for the website. Designed by Landor Associates, an internationally recognized branding and design consultancy, the site was tested for user-friendliness by Jungle Rating, a market leader in the improvement of online channels. Digital spirit, a Wolters Kluwer business that focuses on providing interactive content solutions, and Investis, market-leading specialists in online corporate communications services, together delivered the design and functionality for the website itself.

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Wolters Kluwer

2005 Annual Report and Annual General Meeting of Shareholders
The Wolters Kluwer 2005 Annual Report is available online, and in print (English and Dutch). Please visit www.wolterskluwer.com/2005annualreport or order a copy at info@wolterskluwer.com

The Annual General Meeting of Shareholders of Wolters Kluwer nv, will be held on Wednesday, April 26, 2006, at 11.00 a.m. in the Okura Hotel, Amsterdam. The Agenda for the meeting, including all annexes, is available on www.wolterskluwer.com and will be mailed at request via info@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Oproeping voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv

Wolters Kluwer

Te houden op **woensdag 26 april 2006** in het Okura Hotel, Ferdinand Bolstraat 333 te Amsterdam, aanvang 11.00 uur.

De agenda voor de Algemene Vergadering van Aandeelhouders luidt als volgt:

1 *Opening*
2 *Jaarverslag 2005*
   a Verslag van de Raad van Bestuur over het jaar 2005
   b Bericht van de Raad van Commissarissen over het jaar 2005
3 *Jaarrekening 2005 en dividend*
   a Voorstel tot vaststelling van de jaarrekening over het jaar 2005 zoals opgenomen in het jaarverslag over het jaar 2005
   b Voorstel tot uitkering van € 0,55 per gewoon aandeel in contanten of, ter keuze van de aandeel- of certificaathouders, in de vorm van (certificaten van) gewone aandelen
4 *Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur en de Raad van Commissarissen voor de uitoefening van hun taak*
   a Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
   b Voorstel tot verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
5 *Voorstel tot wijziging van de statuten*
6 *Samenstelling Raad van Commissarissen*
   a Voorstel tot herbenoeming van de heer A. Baan als lid van de Raad van Commissarissen
   b Voorstel tot benoeming van de heer S.B. James als lid van de Raad van Commissarissen
7 *Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur*
   a Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen
   b Beperking of uitsluiting van het voorkeursrecht
8 *Voorstel tot machtiging inkoop eigen aandelen*
9 *Taal van het jaarverslag en de daarin opgenomen jaarrekening*
10 *Rondvraag*
11 *Sluiting*

De volledige agenda met toelichting met daarin vermeld de gegevens van de heer Baan en de heer James als bedoeld in artikel 2:142 lid 3 Burgerlijk Wetboek, het voorstel tot wijziging van de statuten en een toelichtende notitie daarop en de jaarstukken over 2005 liggen ter inzage bij het kantoor van Fortis Bank (Nederland) N.V., Rokin 55 te Amsterdam alsmede ten kantore van de vennootschap, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch of per e-mail worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 5799 455, e-mail so.servicedesk.c&cc@nl.abnamro.com, en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, Corporate Communications, Postbus 75248, 1070 AE Amsterdam (tel. 020 6070 469, fax 020 6070 490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

BELANGRIJKE MEDEDELING

De voornaamste bij Necigef (Euroclear Nederland) aangesloten instellingen hebben te kennen gegeven in het kader van de Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv de certificaten van aandelen niet te zullen blokkeren. Voorzover mogelijk wordt deze aangesloten instellingen hierbij verzocht het niet-blokkeren van certificaten van aandelen in het kader van de Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv te communiceren aan hun cliënten. Een aantal aangesloten instellingen heeft aangegeven uitsluitend te blokkeren voor particuliere beleggers. Uw bank kan u hier nader over informeren.

INSTRUCTIES VOOR DEELNAME

Registratiedatum
De Raad van Bestuur van Wolters Kluwer nv heeft bepaald dat als stem- of vergadergerechtigden gelden, zij die op woensdag 19 april 2006 (de registratiedatum) na verwerking van alle bij- en afschrijvingen per die datum, die rechten hebben en als zodanig zijn ingeschreven in één van de daartoe door de Raad van Bestuur aangewezen registers en zich tevens hebben aangemeld op de hierna beschreven wijze.

VOOR AANDEELHOUDERS GELDT:

Registratie
Voor aandeelhouders is als register aangewezen het aandeelhoudersregister van Wolters Kluwer nv dat wordt gehouden door de vennootschap, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding en verlening van volmacht
Aandeelhouders ontvangen van de vennootschap een aanmeldingsformulier met toelichting. De schriftelijke aanmelding dient uiterlijk woensdag 19 april 2006 om 17.30 uur in het bezit van de vennootschap te zijn. Aandeelhouders die een derde willen machtigen om namens hen de vergadering bij te wonen, kunnen dit doen middels het aanmeldingsformulier en dienen daartoe de gegevens van de betreffende derde op het formulier te vermelden.

VOOR CERTIFICAATHOUDERS GELDT:

Registratie
Voor certificaathouders zijn als register dan wel deelregisters aangewezen de administraties van de bij Euroclear Nederland aangesloten instellingen, waaruit blijkt wie op de registratiedatum certificaathouder zijn.

Aanmelding
Certificaathouders hebben toegang tot de vergadering indien zij zich uiterlijk op woensdag 19 april 2006 om 17.30 uur via de instelling in wier administratie zij voor certificaten zijn geregistreerd, hebben aangemeld bij ABN AMRO Bank N.V. (ABN AMRO) of Fortis Bank (Nederland) N.V. (Fortis).

De bij Euroclear Nederland aangesloten instellingen dienen uiterlijk op vrijdag 21 april 2006 om 17.30 uur aan ABN AMRO of Fortis een verklaring te verstrekken waarin is opgenomen het aantal certificaten dat door de betreffende certificaathouder op de registratiedatum gehouden en ter registratie aangemeld wordt.

Toegang tot de vergadering
De certificaathouder ontvangt per e-mail of per post een registratiebewijs. Het registratiebewijs zal dienen als bewijs van toegang tot de vergadering, waarbij het aantal certificaten waarvoor de certificaathouder kan stemmen, zal staan vermeld op de registratielijst die Wolters Kluwer nv van ABN AMRO en Fortis zal ontvangen. In verband met de nieuwe procedure rondom niet-blokkeren van certificaten van aandelen, is niet in alle gevallen te garanderen dat de certificaathouder tijdig in het bezit is van een registratiebewijs. In dat geval dient de certificaathouder of, indien hij niet in persoon de vergadering wenst bij te wonen, diens gevolmachtigde, zich voor aanvang van de vergadering bij de ontvangstbalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens ontvangt de certificaathouder of diens gevolmachtigde een bewijs van toegang.

Volmacht door Stichting Administratiekantoor Wolters Kluwer (AK) aan certificaathouders
Aan certificaathouders die zich met inachtneming van het vorenstaande tijdig voor de vergadering hebben aangemeld, wordt op grond van artikel 12 van de door het AK vastgestelde administratievoorwaarden door het AK een volmacht verleend om in de vergadering zelf het stemrecht te kunnen uitoefenen op de door het AK gehouden aandelen waartegenover de betreffende certificaten zijn uitgegeven. Deze certificaathouders behoeven niet zelf een volmacht aan te vragen. De volmacht wordt aan de certificaathouder (dan wel diens gevolmachtigde) verleend doordat hij ter gelegenheid van het tekenen van de presentielijst voor aanvang van de vergadering tevens een door het bestuur van het AK getekende volmacht ter aanvaarding mede ondertekent.

Steminstructie aan het AK
Certificaathouders die de aandeelhoudersvergadering niet kunnen bijwonen, kunnen eveneens, onverminderd het hiervoor bepaalde omtrent aanmelding en volmachtverlening door het AK, een steminstructie verlenen aan het AK. Voor het verlenen van deze steminstructie dienen certificaathouders gebruik te maken van een formulier dat kan worden opgevraagd bij N.V. Algemeen Nederlands Trustkantoor ANT (ANT), Herengracht 420, 1017 BZ Amsterdam (tel. 020-522 2523, fax 020-522 2500, e-mail: conversie@ant-trust.nl). Het door de certificaathouder ingevulde formulier dient uiterlijk op vrijdag 21 april 2006 om 17.30 uur door ANT te zijn ontvangen. Het formulier is ook te downloaden op www.wolterskluwer.com.

Volmachtverlening door certificaathouders aan derden
Onverminderd het hiervoor bepaalde omtrent volmachtverlening en steminstructie aan het AK, kunnen certificaathouders, mits ze zich tijdig op de hierboven beschreven wijze hebben aangemeld voor de vergadering, volmacht aan derden verlenen om namens hen de vergadering bij te wonen en aldaar te stemmen. Een volmachtformulier is bij ANT en via de website van de vennootschap te verkrijgen. De volmachten dienen toegezonden te worden aan ANT op het hiervoor aangegeven adres. De volmachten dienen uiterlijk op vrijdag 21 april 2006 om 17.30 uur door ANT te zijn ontvangen.

Parkeren
Bezoekers van de vergadering wordt geadviseerd met openbaar vervoer te reizen indien mogelijk. Bezoekers die met de auto komen, kunnen gratis parkeren op een speciaal hiervoor gereserveerd gedeelte van de RAI parkeergarage P2 sectie 6 & 7, vervoer met een pendelbus naar het Okura Hotel wordt verzorgd. Wij attenderen u erop dat er bij het Okura Hotel beperkte parkeergelegenheid is. In verband met het tijdstip van aanvang van de vergadering adviseren wij u om uiterlijk 10.30 uur bij de parkeergarage van de RAI aanwezig te zijn.

Amsterdam, 27 maart 2006
Raad van Bestuur Wolters Kluwer nv
www.wolterskluwer.com

Wolters Kluwer

March 27, 2006

Notice convening the Annual General Meeting of Shareholders of Wolters Kluwer nv

to be held on Wednesday, April 26, 2006 at 11.00 a.m. in the Okura Hotel, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands

The agenda for the General Meeting of Shareholders is as follows:

1 **Opening**
2 **Annual Report 2005**
   a Report of the Executive Board for 2005
   b Report of the Supervisory Board for 2005
3 **Financial statements 2005 and dividend**
   a Proposal to adopt the financial statements for 2005 as included in the annual report for 2005
   b Proposal to distribute a dividend of € 0.55 per ordinary share in cash or, at the option of the holders of (depositary receipts for) ordinary shares, in the form of (depositary receipts for) ordinary shares
4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for their respective duties**
   a Proposal to release the members of the Executive Board from liability for their duties, as stipulated in Article 28 of the Articles of Association
   b Proposal to release the members of the Supervisory Board from liability for their duties, as stipulated in Article 28 of the Articles of Association
5 **Proposal to amend the Articles of Association**
6 **Composition of the Supervisory Board**
   a Proposal to reappoint Mr. A. Baan as member of the Supervisory Board
   b Proposal to appoint Mr. S.B. James as member of the Supervisory Board
7 **Proposal to extend the authority of the Executive Board**
   a to issue shares and/or grant rights to subscribe for shares
   b to restrict or exclude pre-emptive rights
8 **Proposal to authorize the Executive Board to acquire own shares**
9 **Language of the annual report and the financial statements included therein**
10 **Any other business**
11 **Closing**

The complete agenda and explanatory notes, including the information provided on Mr Baan and Mr. James as referred to in Section 2:142 (3) of the Dutch Civil Code, the proposed amendment to the Articles of Association and an explanatory note, as well as the annual report for 2005 and the financial statements for 2005 are available for inspection at the offices of Fortis Bank (Nederland) N.V., Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the aforementioned addresses. It is also possible to ask for these documents by telephone or by e-mail at the ABN AMRO Servicedesk, telephone +31 (0)76 57 99 455, e-mail SO.Servicedesk.C&CC@nl.abnamro.com and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications Department, P.O. Box 75248, 1070 AE Amsterdam (telephone +31 (0)20 60 70 469, fax +31 (0)20 60 70 490, e-mail

info@wolterskluwer.com). These documents are also available on the website: www.wolterskluwer.com.

IMPORTANT NOTICE

In relation to the General Meeting of Shareholders of Wolters Kluwer nv, the main institutions associated with Necigef (Euroclear Nederland) have confirmed not to block the depositary receipts for ordinary shares in Wolters Kluwer nv. These associated institutions are hereby requested, to the extent possible, to communicate the non-blocking of the depositary receipts for ordinary shares for the General Meeting of Shareholders of Wolters Kluwer nv, to their clients. A number of associated institutions has indicated to only block the depositary receipts for ordinary shares of private investors. Please refer to your bank for further information.

PARTICIPATION INSTRUCTIONS

Record date

The Executive Board of Wolters Kluwer nv has determined that those persons shall be entitled to vote or to attend this Meeting, who on Wednesday, April 19, 2006 (the record date), after all additions and deductions at that date have been processed, have those rights and are registered as such in one of the registers designated for this purpose by the Executive Board and who have also applied for the Meeting in the manner described below.

PROCEDURE FOR SHAREHOLDERS:

Registration

The register designated for the shareholders is the shareholders' register of Wolters Kluwer nv, kept by the Company, which as at the record date lists the shareholders.

Application and granting of proxy

The Company will send the shareholders an application form with explanatory notes. The written application has to be in the possession of the Company at the latest on Wednesday, April 19, 2006 at 5.30 p.m. Shareholders, who wish to authorize a third party to attend the Meeting on their behalf, can do so by means of the application form and must then state that party's details on the form.

PROCEDURE FOR DEPOSITARY RECEIPT HOLDERS:

Registration

The register and sub-registers designated for holders of depositary receipts are the records of the institutions associated with Euroclear Nederland, which as at the registration date list the holders of depositary receipts.

Application

Holders of depositary receipts will have access to the Meeting if they have applied no later than on Wednesday, April 19, 2006 at 5.30 p.m. with ABN AMRO Bank N.V. (ABN AMRO) or Fortis Bank (Nederland) N.V. (Fortis), via the institution in whose records they are listed as holders of depositary receipts.

The institutions associated with Euroclear Nederland have to issue, no later than on Friday, April 21, 2006 at 5.30 p.m., a statement with ABN AMRO or Fortis with the number of depositary receipts that are held and registered by the holders of depositary receipts respectively, on the record date.

Admission to the Meeting
Holders of depositary receipts will receive a proof of registration by e-mail or mail. The proof of registration will serve as proof of admission to the Meeting whereby the number of depositary receipts for which the holder of depositary receipts can vote, is presented on the registration list, that Wolters Kluwer nv will receive from ABN AMRO and Fortis. In connection with the new procedure relating to the non-blocking of depositary receipts, it can not be guaranteed in all cases, that holders of depositary receipts will timely be in the possession of a proof of registration. In such event, each holder of depositary receipts or, if such holder is unable to attend the Meeting in person, his/her authorized representative, is requested to, prior to the start of the Meeting, prove his/her identity at the entrance counter with a valid identity-card. After verification with the details as presented on the registration list, the holder of depositary receipts or its authorized representative receives a proof of admittance to the Meeting.

Proxy by the Wolters Kluwer Trust Office to depositary receipt holders
Based on Article 12 of the trust conditions laid down by the Wolters Kluwer Trust Office (*Stichting Administratiekantoor Wolters Kluwer*, hereinafter referred to as the Trust Office), the Trust Office will grant proxy to holders of depositary receipts, who with due observance of the foregoing, have applied for the Meeting in time, to themselves exercise the right to vote in the Meeting, on the shares held by the Trust Office for which the depositary receipts concerned were issued. These holders of depositary receipts do not have to apply for a proxy themselves. The holder of depositary receipts (or his/her authorized representative) will receive the proxy at the occasion of signing the attendance list prior to the start of the Meeting, by at the same time co-signing for acceptance a proxy already signed by the Board of the Trust Office.

Voting instruction to the Trust Office
Without prejudice to the foregoing provisions regarding application and proxy by the Trust Office, holders of depositary receipts, who are unable to attend the Meeting, may also grant a voting instruction to the Trust Office. In order to grant this voting instruction, holders of depositary receipts must use a voting instruction form that can be asked for at N.V. Algemeen Nederlands Trustkantoor ANT (ANT), Herengracht 420, 1017 BZ Amsterdam, the Netherlands (telephone +31 (0)20 52 22 523, fax +31 (0)20 52 22 500, e-mail: conversie@ant-trust.nl). The voting instruction form, completed by the holder of depositary receipts, has to be in the possession of ANT at the latest on Friday, April 21, 2006 at 5.30 p.m. The form can also be downloaded from www.wolterskluwer.com.

Proxy by depositary receipt holders to third parties
Without prejudice to the above provisions regarding proxy by and voting instruction to the Trust Office, holders of depositary receipts, provided they have applied for the Meeting in time in the manner described above, may grant proxy to third parties to attend the Meeting and vote on their behalves. A proxy form is available at ANT and on the Company's website.
The proxies must be sent to ANT at the address indicated above. The proxies have to be in the possession of ANT at the latest on Friday, April 21, 2006 at 5.30 p.m.

Parking
Visitors to the Meeting are advised to travel by public transport, if possible. Visitors coming by car are offered free parking in a dedicated parking area of the RAI parking place P2 section 6 & 7. A shuttle bus service to the Okura Hotel is available. Please note that the Okura Hotel has very limited parking. In connection with the starting time of the Meeting, we advise you to be at the RAI parking place at 10.30 a.m. at the latest.

Amsterdam, March 27, 2006

Executive Board Wolters Kluwer nv

www.wolterskluwer.com

The text of the notice convening the Meeting above, is an English translation of the official Dutch notice. If differences occur in the translation (or the interpretation thereof) the Dutch text will be binding.